 Exhibit 99.2

Telesat Canada Announces Closing of its Private Placement Notes Offering and Purchase of Tendered Senior Notes

OTTAWA, CANADA, May 14, 2012 – Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), today issued $700,000,000 in aggregate principal amount of 6.00% Senior Notes, which mature on May 15, 2017, pursuant to an indenture, dated as of May 14, 2012, by and among Telesat, Telesat LLC, as co-issuer, the guarantors named therein, and The Bank of New York Mellon, as trustee.

Pursuant to its previously announced tender offer and consent solicitation, the net proceeds of the offering were used to pay all holders of 11.0% Senior Notes due 2015 (the “Senior Notes”) issued under an indenture dated as of June 30, 2008 (the “2008 Indenture”) who validly tendered and did not withdraw such Senior Notes and delivered certain requisite consents to the 2008 Indenture prior to May 11, 2012 at 5:00 p.m., New York City time (the “Consent Date”) pursuant to Telesat’s Offer to Purchase and Consent Solicitation Statement dated April 30, 2012 and the related Consent and Letter of Transmittal. All such early tendering holders will receive total consideration of $1,060.00 per $1,000 principal amount of Senior Notes tendered, including $1,030.00 as the tender offer consideration and $30.00 as a consent payment (notwithstanding Telesat’s previously announced waiver of the consent condition to the tender offer and consent solicitation). In addition, Telesat will pay accrued interest up to (but excluding) May 14, 2012 for all Senior Notes validly tendered prior to the Consent Date. All remaining funds from the notes offering, together with cash on hand, will be used to fund the repurchase or redemption of those Senior Notes not already validly tendered and accepted for purchase pursuant to Telesat’s tender offer and consent solicitation.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer and consent solicitation are being made only through, and subject to the terms and conditions set forth in, the Tender Offer Documents and related materials.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)